

Mail Stop 4631

September 28, 2009

Via U.S. mail and facsimile

Mr. Ian P. Cleminson
Executive Vice President and Chief Financial Officer
Innospec Inc.
Oil Sites Road
Ellesmere Port
Cheshire, United Kingdom CH65 4EY

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the fiscal period ended June 30, 2009**
> **Form 8-K filed May 15, 2009**
> **Definitive Proxy Statement on Form 14A filed March 27, 2009**
> **File No. 001-13879**

Dear Mr. Cleminson:

We have reviewed your response letter dated September 15, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

Audited Consolidated Financial Statements

Note 9 – Intangible Assets, page 81

1. We note your response to comment seven from our letter dated August 24, 2009.
    Based on your response, it appears that the $6.3 million you offset against the
    intangible asset in 2008 was originally recorded as an intangible asset in connection

with your $28 million payment to Ethyl in June 2007. However, we are unclear as to how the $6.3 million reduction to your intangible assets was reflected in your 2008 financial statements. Please advise in detail and as part of your response, please provide gross rollforwards of both the intangible asset and contract provisions.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Era Anagnosti, Attorney, at (202) 551-3369 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant